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SE| 08032639 |MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 37799

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFUTT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3515 BUTLER ROAD
(No. and Street)

GLYNDON, MARYLAND 21071
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R. BENTLEY OFFUTT 410-429-4462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMYTH & WARD, P.A.
(Name – *if individual, state last, first, middle name*)

EXECUTIVE PLAZA III, SUITE LL5, HUNT VALLEY, MD 21031
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
AUG 19 2008
Washington, DC
101

PROCESSED
SEP 16 2008
THOMSON REUTERS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Bentley Offutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Offutt Securities, Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R Bentley Offutt
Signature

President
Title

GEOFFREY R. DELAMATER
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires April 01, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Offutt Securities, Inc.

We have audited the accompanying statement of financial condition of Offutt Securities, Inc. as of June 30, 2008 and related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Offutt Securities, Inc., as of June 30, 2008 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedule I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smyth & Ward P.A.

Smyth & Ward, P.A.
Hunt Valley, Maryland
August 11, 2008

OFFUTT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

CURRENT ASSETS:	
Cash	$ 20,639
Cash deposits with clearing organizations	50,000
Securities owned, at market value	149,240
Total current assets	219,879
EQUIPMENT AND VEHICLE, at cost less accumulated depreciation of $12,207	9,672
Total assets	$229,551

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 1,550
Payable to broker and dealer	7,916
Current portion of long term debt	4,895
Total current liabilities	14,361
LONG TERM DEBT, excluding current portion	2,182
Total liabilities	16,543
Stockholders' equity:	
Common stock, $.01 par value: 1,000,000 shares authorized; 430,006 issued and outstanding	4,300
Paid in capital	419,629
Retained (deficit)	(210,921)
Total stockholders' equity	213,008
Total liabilities and stockholders' equity	$229,551

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended June 30, 2008

REVENUES:	
Commissions	$223,226
Principal transactions	(35,818)
Interest	2,102
Other	680
Total revenues	$190,190
EXPENSES:	
Compensation and benefits	32,002
Floor brokerage and clearing fees	49,266
Communications	3,429
Occupancy and equipment rental	36,000
Other	86,668
Total expenses	207,365
Net income (loss)	($ 17,175)

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended June 30, 2008

	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Total Stockholders' Equity
Balance July 1, 2007	$ 4,300	$419,629	($193,746)	$230,183
Net income (loss)			(17,175)	(17,175)
Balance June 30, 2008	$ 4,300	$419,629	($210,921)	$230,008

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended June 30, 2008

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:	
Net income (loss)	($ 17,175)
Adjustments to reconcile net income to net	
Net cash provided by operating activities	
Depreciation	2,850
Unrealized loss on securities	35,818
(Increase) decrease in assets:	
Securities owned	(20,458)
Receivable from broker and dealer	14,904
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(3,804)
Payable to broker and dealer	7,916
Cash provided by operating activities	20,051
CASH FLOWS USED BY FINANCING ACTIVITIES:	
Loan payable	(4,707)
Cash used by financing activities	(4,707)
Net increase in cash	15,344
Cash at July 1, 2007	5,295
Cash at June 30, 2008	$ 20,639
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 437

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For year ended June 30, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Offutt Securities, Inc. is a broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is principally engaged in providing securities brokerage to individuals and institutions. The Company's profitability is sensitive to a variety of factors including the volatility and general level of market prices and the volume of trading in securities and the Company's research ability to generate opportunities for their clients.

The financial statements are prepared in accordance with generally accepted accounting principles which require management to make assumptions and estimates that affect the amounts and the disclosures presented. Actual amounts could differ from their estimates.

The Company considers only cash balances in bank and brokerage accounts as cash and cash equivalents for financial reporting purposes. Cash held as deposits in brokerage accounts are listed separately as deposits.

Receivable from broker and dealer reflect net commissions due to the Company. Occasionally Bears Stearns will advance money to the Company based on commissions earned. This activity will generate a payable to broker and dealer at month end. Commissions are paid the month after they are earned. The Company does not establish an allowance for doubtful accounts due to the nature of the receivables.

Commission revenue and related expenses are recorded on a settlement-date basis. Transactions relating to owned securities are recorded on a trade date basis. Marketable securities which consist of Corporate stocks are valued at market value and the resulting difference between cost and market is included in income.

Equipment and vehicle are recorded at cost, $21,879. Depreciation expense for the year was $2,850. Depreciation of office equipment and the vehicle was determined by using the straight line method over the estimated useful life of the assets.

Since the only employee is the owner of the Company, no compensated absences have been accrued.

The Company has elected to be treated as a "Subchapter S Corporation" for Federal income tax purposes. Under the terms of that election, the Company will not pay Federal and State income taxes on its earnings as such amounts are paid to the stockholders.

NOTE B – SECURITIES OWNED

Securities owned consist of publicly traded corporate stocks at quoted market values. These securities are available for sale. The total value as of June 30, 2008 was $149,240.

NOTE C – LINE OF CREDIT

The Company has a $5,000 line of credit to cover any overdrafts in its checking account. As of June 30, 2008 the balance advances from the line of credit is $0. The line of credit is charged interest at seven per cent above the bank's prime rate.

NOTE D – LEASES, RELATED PARTY TRANSACTIONS

The Company conducts its operation from facilities that are leased from its principal stockholder, R. Bentley Offutt, under a month to month lease. Monthly lease payments are $3,000. The Company paid rent of $36,000 for the year ended June 30, 2008.

NOTE E - LOAN TERM LOAN OBLIGATIONS

The following is a listing of long term loan debt due to JPMorgan Chase Bank:

Secured by 2001 BMW Sedan payable at $424.41 per month including interest at 4.0%	$ 7,077
Less: current portion of long term debt	4,895
Net long term debt	$ 2,182

Maturities of long term obligations are as follows:

Year ended June 30,	
2009	$ 4,895
2010	2,182
TOTAL	$ 7,077

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISKS

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations.

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

The Company has not experienced any material nonperformance by counter parties in the aforementioned situations.

NOTE G – NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule. As of June 30, 2008, the Company's net capital was $158,037 which exceeded the capital requirements of $50,000 by $108,037and its net capital ratio was .153 to 1.

SCHEDULE I

OFFUTT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2008

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 1,550
Payable to broker and dealer		7,916
Long term debt		7,077
Total aggregate indebtedness		$ 16,543
NET CAPITAL		
Total stockholders' equity		$210,921
Deductions and/or changes:		
Total non-allowable assets		9,672
Other deductions		5,000
Net capital before haircuts on securities position		196,249
Haircuts on securities:		
Stocks	$ 22,386	
Undue concentration	15,826	38,212
Net capital		$158,037
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 50,000
Excess net capital		$108,037
Excess net capital at 1000%		$108,037
Ratio: Aggregate indebtedness to net capital		.153 to 1

SCHEDULE II

OFFUTT SECURITIES, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2008

There are no material differences between the net capital computation set forth in Schedule I and the computation filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS Report) as of June 30, 2008.

SCHEDULE III

OFFUTT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2008

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or performs custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

SCHEDULE IV

OFFUTT SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2008

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To The Board of Directors
Offutt Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Offutt Securities, Inc., for the year ended June 30, 2008 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices ad procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Smyth & Ward, P.A.
Smyth & Ward, P.A.
Hunt Valley, Maryland
August 11 2008

END